FILED BY BLACKROCK CAPITAL INVESTMENT CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BLACKROCK CAPITAL INVESTMENT CORPORATION
FILE NO. OF RELATED REGISTRATION STATEMENT: 814-00712

On November 9, 2023, BlackRock Capital Investment Corporation (“BCIC”) held a conference call to discuss BCIC’s financial results for the quarter ended September 30, 2023. The conference call contained information regarding BCIC’s proposed merger (the “Merger”) with BlackRock TCP Capital Corp (“TCPC”). The following are certain excerpts of BCIC’s November 9, 2023 conference call that relate to the Merger.

Jim Keenan:

Thank you Larry. Good morning and thank you for joining our third quarter earnings call.

I will begin the call with a review and reminder of our proposed merger with our affiliated BDC, BlackRock TCP Capital Corp, or TCPC, that was announced in September. I will then provide an overview of our performance and highlights for the quarter. Nik will then discuss our portfolio activity, and Chip will address our financial results in more detail. We will then open the call to your questions.

On September 6, 2023, we announced a proposed merger of BCIC with TCPC. As highlighted at the time of the announcement, the proposed transaction is a very logical and natural strategic next step in the growth and evolution of BlackRock’s BDC platform, and the broader $81 billion global private debt business at BlackRock. With BCIC having successfully transformed its portfolio, the investment portfolios of the two BDCs are now very similar to each other, and importantly our collective investment team has been managing both portfolios for many years now.

We believe the proposed merger positions the combined company for sustained growth and will create meaningful value for BCIC shareholders, including combined operational cost synergies, enhanced scale, better access to capital on improved terms, and potential for improved trading dynamics. We also anticipate that the transaction will be accretive to NII.

As an added reminder, BlackRock, the Company’s advisor, is supporting the transaction with several shareholder-friendly measures, including:

•	A reduction of the management fee after closing of the merger from 1.5% to 1.25% for assets equal to or below 200% of net assets;
•
Coverage of NII via a waiver of advisory fees for any of the first four quarters after the merger in the event NII for the combined company in any such quarter is less than $0.32 per share, up to a maximum of the advisory fees earned during such quarter; and

•	Coverage by BlackRock of 50% of the merger costs for both companies up to a combined cap of $6 million, subject to closing of the transaction.

The transaction will be an NAV for NAV exchange, that will result in an ownership split of the combined company that is proportional to each of BCIC’s and TCPC’s respective net asset values. BCIC shareholders will receive newly issued shares of TCPC common stock based on the ratio of BCIC’s net asset value per share divided by the TCPC net asset value per share, each determined shortly before the closing.

We expect the transaction to close in the first quarter of 2024, subject to each company’s shareholder approvals, customary regulatory approvals and other closing conditions.

Jim Keenan:

Thank you, Chip.

In summary, our transformed portfolio, coupled with prudent portfolio management and strong credit quality, has led to increased return on equity, as well as improved NAV stability. Furthermore, we are excited about the merger with TCPC and believe that the transaction will bolster the combined company’s ability to generate strong returns for our shareholders.

With that, we would now like to open the call for your questions.

Melissa Wedel:

Ok, I appreciate that context. If I could sneak in one more question related to the overlap in portfolios between BKCC and TCPC.  To the extent that there is a lot of name overlap and similarity among positions and investments but there might be some discrepancies on portfolio marks on a variety of names; to the extent that that exists, would you expect those marks to converge as you get further along in the process?

Nik Singhal:

The difference that you see in valuation arises from a slightly different valuation policy. I think one BDC uses the midpoint and the other uses the bid side if there’s a two-way quote available. it is our intent that for the purposes of the combination when the final NAV will be struck, we will align the approach for both BDCs for the overlapping positions

Melissa Wedel:

And so, with that, I guess the natural follow up question would be does that imply a shift in the approach at BKCC could merge into the TCPC methodology?

Nik Singhal:

Yes, and since TCPC will be the surviving entity, again, we expect that TCPC’s valuation policy will carry forward to the combined entity.

Melissa Wedel:

Ok, thank you Nik.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of BCIC or TCPC or the Merger. The forward-looking statements may include statements as to: future operating results of BCIC and TCPC and distribution projections; business prospects of BCIC and TCPC and the prospects of their portfolio companies; and the impact of the investments that BCIC and TCPC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (iv) the percentage of BCIC and TCPC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or public health crises and epidemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in BCIC’s and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in BCIC’s and TCPC’s publicly disseminated documents and filings. BCIC and TCPC have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCIC and TCPC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCIC and TCPC in the future may file with the Securities and Exchange Commission (“SEC”), including the annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCIC, TCPC or in any fund or other investment vehicle managed by BlackRock or any of its affiliates.

Additional Information and Where to Find It

This communication relates to the Merger, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”).  In connection with the Merger, each of BCIC and TCPC have filed with the SEC a registration statement on Form N-14 (the “Registration Statement”), which includes a joint proxy statement of BCIC and TCPC and prospectus of TCPC (the “Joint Proxy Statement”). The Joint Proxy Statement and Registration Statement contain important information about BCIC, TCPC, the Merger and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF BCIC AND TCPC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, TCPC, THE MERGER AND RELATED MATTERS.

Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by BCIC, from BCIC’s website at http://www.blackrockbkcc.com, and, for documents filed by TCPC, from TCPC’s website at http://www.tcpcapital.com.

Participants in the Solicitation

BCIC and TCPC and their respective directors, certain of their respective executive officers and certain other members of management and employees and officers of BlackRock Capital Investment Advisors, LLC and Tennenbaum Capital Partners, LLC, as applicable, and their respective affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of BCIC and TCPC in connection with the Proposals and the Merger. Information about the directors and executive officers of BCIC and TCPC is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BCIC and TCPC stockholders in connection with the Merger is contained in the Joint Proxy Statement and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above.